Filed Pursuant to Rule 424(b)(3)

Registration No. 033-89602

PROSPECTUS

CENTRAL VIRGINIA BANKSHARES, INC.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

441,000 SHARES OF COMMON STOCK

Dear Shareholders:

We are pleased to send you this Prospectus describing the Dividend Reinvestment and Stock Purchase Plan (the “Plan”) of Central Virginia Bankshares, Inc. (“CVB”).  The Plan offers our shareholders the opportunity to purchase shares of CVB’s common stock, $1.25 par value (“CVB Common Stock”), with automatically reinvested dividends or optional cash payments, without payment of brokerage commissions, fees or service charges except brokerage commissions and taxes, if any, when shares are sold for a participant’s account.

Shares of CVB Common Stock purchased with reinvested dividends will be purchased either (i) from CVB at the market value determined by the Plan or (ii) in the open market.  Dividends will be reinvested when paid by CVB, and shareholders may participate with respect to all or any portion of their shares.  Shares may be purchased with optional cash payments on the dividend payment date.  Optional cash payments may be made at any time, but may not be less than $25 per payment or total more than $3,000 per quarter.  CVB pays all brokerage commissions, fees, service charges and other expenses in connection with the Plan except brokerage fees incurred upon disposition of shares held under the Plan.

You may enroll in the Plan at any time by completing an Authorization Card and returning it to Registrar and Transfer Company, the Plan agent (the “Agent”).

Shareholders of CVB who do not choose to participate in the Plan will continue to receive cash dividends, when and if declared by the CVB Board of Directors.  The Plan does not represent a change in CVB’s dividend policy or a guaranty of future dividends.  The declaration of dividends by the Board of Directors of CVB will continue to depend on earnings, financial requirements and other factors.

The offering of CVB Common Stock pursuant to this Prospectus is made only to residents of Virginia and such other states where the shares offered have been registered under applicable securities laws or for which an exemption from registration exists.  A listing of such states is available from CVB or the Agent upon request.

This Prospectus describes the Plan as currently in effect, and you are urged to read it carefully before deciding whether to participate.

Ralph Larry Lyons

President

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE

SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES

COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES

COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS

PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY

IS A CRIMINAL OFFENSE.

This Prospectus relates to an aggregate of 441,000 authorized shares of CVB Common Stock for sale under the Plan.

CENTRAL VIRGINIA BANKSHARES, INC.

2036 New Dorset Road

P. O. Box 39

Powhatan, Virginia 23139

(804) 403-2000

Please retain this Prospectus for future reference.

The date of this Prospectus is January 21, 2005.

STATEMENT OF AVAILABLE INFORMATION

CVB’s corporate headquarters is located at 2036 New Dorset Road, Powhatan, Virginia 23139, telephone number (804) 403-2000.

CVB is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”).  Copies of such reports, proxy statements and other information filed by CVB may be obtained by mail at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.  In addition, such reports, proxy statements and other information can be inspected and copied at the aforementioned public reference facility and at the following Regional Offices of the SEC: Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661.  In addition, CVB, upon request, will provide copies of such materials.  Requests of CVB for any of these documents should be directed to the principal office of CVB, attention: Investor Relations.

CVB Common Stock is traded on The Nasdaq National Market under the symbol CVBK.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by CVB with the SEC are incorporated herein by reference as of their respective dates:

1.

CVB’s Annual Report on Form 10-KSB for the year ended December 31, 2003.

2.

CVB’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

3.

CVB’s current report on Form 8-K filed on January 20, 2005.

4.

The description of CVB Common Stock under the caption “Item 1. Description of Registrant’s Securities to be Registered” on pages 2-5 in CVB’s Registration Statement on Form 8-A filed pursuant to Section 12(g) under the Exchange Act, and any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by CVB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of CVB Common Stock pursuant to the Plan covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents.  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

CVB will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all documents incorporated herein by reference (other than certain exhibits to such documents).  Written requests should be directed to CVB at the following address:

Investor Relations

Central Virginia Bankshares, Inc.

P. O. Box 39

Powhatan, Virginia 23139

Telephone requests may be directed to (804) 403-2000.

DESCRIPTION OF THE PLAN

The following, in question and answer form, sets forth the provisions of the Plan.  Those holders of CVB Common Stock who do not wish to participate in the Plan will receive cash dividends by check, if and when declared by the CVB Board of Directors.

Purposes and Advantages

1.

What is the purpose of the Plan?  The purpose of the Plan is to provide eligible shareholders of CVB with a means of investing cash dividends and/or optional cash payments in shares of CVB Common Stock, without payment of brokerage commissions, service charges or other expenses.  In the case of shares purchased directly from CVB, CVB will receive additional funds for its general corporate purposes.  (See “Use of Proceeds”).

2.

What are the advantages of the Plan?  Participants in the Plan may:

-

Reinvest dividends and invest optional cash payments without brokerage commissions or other charges.

-

Invest the full available amount of all dividends as the Plan provides for fractional interests in the shares held in the Plan.

-

Avoid safekeeping requirements and record-keeping costs through the free custodial service and reporting provisions of the Plan.

Participation

3.

Who is eligible to participate?  Any record holder of CVB Common Stock is eligible to participate in the Plan with respect to any or all of his or her shares held of record.  A holder of record is one who owns shares of CVB Common Stock registered in his or her name on CVB records.  All full-time employees of CVB and its wholly-owned subsidiaries and who are record holders of CVB Common Stock are eligible to participate through payroll deductions in the Plan.

4.

How does an eligible shareholder or employee become a Participant?  An eligible shareholder of CVB may join the Plan by signing the Authorization Card and returning it to the Agent.  An Authorization Card may be obtained at any time by request to the Agent or to CVB.  (See No. 8 below for Agent’s address).

Eligible employees of CVB and its wholly-owned subsidiaries may join the Plan by completing and signing the Authorization Card and returning it to their respective payroll departments.  Employees may obtain Authorization Cards at any time by written request to their respective payroll departments.

5.

When may a shareholder join the Plan?  An eligible shareholder of CVB may join the Plan at any time.

If an Authorization Card specifying reinvestment of dividends is received by the Agent five business days prior to the record date established for payment of a particular dividend, reinvestment will commence with that dividend payment.  If the Authorization Card is received after the record date established for a particular dividend, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.  (See No. 13 below for information concerning the investment of optional cash payments).

6.

What does the Authorization Card provide?  The Authorization Card allows you to indicate by checking the appropriate box how you wish to participate in the Plan.  You may indicate whether you want to reinvest dividends paid on all or a specified number of your shares of CVB Common Stock with the option of purchasing stock with cash payments, or you may participate in the Plan by making optional cash payments only.

Dividends on all shares purchased for your account under the Plan, whether through dividend reinvestment or optional cash payments, will be automatically reinvested in additional shares of CVB Common Stock, unless the shares are withdrawn from the Plan.  (See Nos. 17 and 18 below).

7.

May a Participant change his method of participation after enrollment?  If a Participant elects to participate only in the optional cash payment feature, but later decides to enroll in the dividend reinvestment feature, an additional Authorization Card (as described in No. 4 above) must be executed and returned to the Agent.  If a Participant elects to participate through the reinvestment of dividends, but later decides to participate in the optional cash payment feature only, or if a Participant wishes to change the number of shares for which dividends will be reinvested, the Participant must notify the Agent in writing to that effect, but such notification must be received no later than a particular dividend record date in order to apply to the reinvestment of the corresponding dividend.  (See No. 17 below).

Administration

8.

Who administers the Plan for Participants?  Registrar and Transfer Company (the Agent), administers the Plan for Participants, arranges for the custody of share certificates, keeps records, sends statements of account to Participants and performs other duties relating to the Plan.  All correspondence relating to the Plan should include your account number and should be addressed as follows:

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ  07016-3572

(See No. 25 below for additional information regarding the responsibilities of the Agent).  Other inquiries regarding CVB should be directed to Investor Relations, Central Virginia Bankshares, Inc., P. O. Box 39, Powhatan, Virginia 23139.

Costs

9.

Are there any expenses to Participants in connection with purchases under the Plan?  No.  Participants will incur no brokerage commissions or service charges for the purchases made under the Plan.  All costs of administration of the Plan are paid by CVB except brokerage commissions and taxes, if any, when shares are sold for a Participant’s account.  (See No. 19 below concerning Participant expenses for the liquidation of fractional interests).

Purchase of Shares

10.

How many shares of CVB Common Stock will be purchased for Participants?  If you become a Participant in the Plan, the number of shares to be purchased depends on the amount of your dividends, optional cash payments, or both, and the market price of the CVB Common Stock.  Your account will be credited with that number of shares, including fractional interests computed to four decimal places, equal to the total amount to be invested, divided by the applicable purchase price per share.  (See No. 11 below for an explanation of the purchase price).

11.

When and at what price will shares of CVB Common Stock be purchased under the Plan?  Purchases with reinvested dividends will be made on the applicable dividend payment date.  Participants will become owners of the shares purchased for them under the Plan at the purchase date on which such shares are purchased; however, for federal income tax purposes, the holding period will commence on the following day.  (See No. 21 below for an explanation of federal income tax consequences).

At the option of CVB, shares of CVB Common Stock will be purchased either from CVB or in the open market.  The purchase price of shares of CVB Common Stock purchased directly from CVB with reinvested dividends or optional cash payments will be determined by taking 100% of the average of the last sales prices of the CVB Common Stock, as reported by the NASDAQ System or other authoritative sources, for the preceding three days in which trades of the CVB Common Stock took place before the applicable purchase date or, if such information is not available, the average of the bid and asked prices of the CVB Common Stock on the day before the applicable purchase date.  Shares of CVB Common Stock purchased with reinvested dividends or optional cash payments in the open market will be purchased at the then prevailing market price.  No purchases may be made from CVB in the event that the purchase price per share is less than the par value of the CVB Common Stock, $1.25 per share.  In such event, any optional cash payments received or any dividends payable, and not previously invested, will be used to purchase shares of CVB Common Stock in the open market.

12.

Will certificates be issued for shares of CVB Common Stock purchased under the Plan?  Unless requested by a Participant, separate certificates of shares of CVB Common Stock purchased under the Plan will not be issued to Participants.  Certificates for shares purchased will be issued to and held by a nominee of and for the benefit of Plan Participants.  The number of shares purchased for your account under the Plan will be shown on your statement of account.  This feature protects against loss, theft or destruction of stock certificates.

Certificates for any number of whole shares credited to Participant’s account under the Plan will be issued without charge upon the Participant’s written request.  Any remaining full shares and fractional interests will continue to be credited to the Participant’s account.  Certificates representing fractional interests will not be issued under any circumstances.  (See No. 18 below for instructions on certificate issuance).

13.

Who will be eligible to make optional cash payments?  Eligible shareholders of CVB stock who have submitted a signed Authorization Card are eligible to make optional cash payments under the Plan at any time.  Except as provided in the following sentence, CVB will apply any optional cash payment received from a Participant on or before a purchase date to the purchase on such purchase date of shares of CVB Common Stock for the account of the Participant.  Optional cash payments received within five business days prior to a purchase date may be held for investment the following quarter.

An initial optional cash payment may be made by a Participant when enrolling in the Plan by enclosing a check or money order with the Authorization Card.  Checks or money orders for optional cash payments to be invested pursuant to the Plan should be made payable to “Registrar and Transfer Company, Agent,” and returned along with the Authorization Card in the envelope provided.  Thereafter, optional cash payments may be made at any time by sending them to the Agent at the address set forth in No. 8 above.

Please include your Plan account number on your check (or other instrument).  While optional cash payments may be made at any time within the 30 day period prior to a dividend payment date, CVB recommends that they be sent so as to be received at least 10 days before a purchase date.  No interest will be paid on any optional cash payments.  A Participant may obtain the return of any optional cash payment up to 48 hours before it is to be invested by written request to the Agent.

14.

What are the limitations on making optional cash payments?  The option to make cash payments is available at any time within the 30 day period prior to a dividend payment date.  The same amount of money need not be sent each month and you are under no obligation to make an optional cash payment in any quarter.  Any optional cash payments you wish to make must not be less than $25 per payment nor may payments on behalf of any owner aggregate more than $3,000 in any quarter.  CVB reserves the right, in its sole discretion, to determine who is an owner for purposes of the foregoing restrictions, and, without limitation, to determine whether optional cash payments on behalf of any particular owner aggregate more than $3,000 in any quarter.

Reports to Participants

15.

What kind of reports will be sent to Participants in the Plan?  As soon as practicable after each purchase, a Participant will receive a report of all transactions since the last such report, including a statement of the number of shares allocated to the Participant’s account, the amount of dividends received which are allocable to such

Participant, the amount of CVB Common Stock purchased and the price paid.  These statements will provide a record of the cost of purchase under the Plan and should be retained for tax purposes.  In addition, each Participant will receive copies of CVB annual and quarterly reports to shareholders, proxy statements and information for income tax reporting purposes.

Dividends

16.

Will Participants be credited with dividends on shares held in their accounts under the Plan?  Yes.  The Agent will receive dividends for all shares held in the Plan on a dividend record date and credit such dividends to Participants’ accounts on the basis of full shares and fractional interests credited to those accounts.  Such dividends will be automatically reinvested in additional shares of CVB Common Stock.

Discontinuation of Dividend Reinvestment

17.

How does a Participant discontinue the reinvestment of dividends under the Plan?  A Participant may discontinue the reinvestment of dividends under the Plan by notifying the Agent in writing to that effect.  Any notice of withdrawal received less than five business days before a dividend record date will not be effective until dividends paid for such record date have been reinvested and the shares purchased have been credited to the Participant’s Plan account.

Options open to Participants who wish to discontinue participation are: (a) withdrawal from the automatic dividend reinvestment feature, while continuing to participate in the optional cash payments feature, or (b) complete withdrawal from the Plan (dividend reinvestment and optional cash payments).  In the event that a Participant withdraws from the automatic dividend reinvestment portion of the Plan without withdrawing from the optional cash payment feature, dividends on shares held in the Participant’s account will continue to be reinvested until the Participant withdraws from the Plan.

Withdrawal of Shares in Plan Accounts

18.

How may a Participant withdraw shares purchased under the Plan?  A Participant who has purchased CVB Common Stock under the Plan may withdraw all or a portion of such shares from his Plan account by notifying the Agent in writing to that effect and specifying in the notice the number of shares to be withdrawn.  This notice should be mailed to the Agent at the address set forth in No. 8 above.

A Participant who changes his place of residence must promptly notify the Agent of the change of address.  (See No. 25 below).  If a Participant moves to a state where the shares offered pursuant to the Plan are not registered or exempt from registration under applicable securities law, such Participant will be deemed to have withdrawn from the Plan as to all shares held by the Participant in the Plan.

Certificates for whole shares of CVB Common Stock withdrawn from the Plan will be registered in the name of and issued to the Participant.  In no event will certificates representing fractional interests be issued.  Any notice of withdrawal received after a dividend record date will not be effective until dividends paid for such record date have been reinvested and the shares credited to the Participant’s Plan account.

The Plan will sell some or all of a Participant’s shares held under the Plan upon receipt of written instructions from a Participant.  Upon sale of such shares, the Plan will remit to the Participant a check with the proceeds of such sale, less the Participant’s share of brokerage commissions and any applicable taxes.  Prior written instructions from the Participant must be received at least 48 hours preceding the sale.  Sales of a Participant’s shares will be made at then current market prices in transactions carried out through one or more brokerage firms.  This procedure may be particularly attractive to holders of small amounts of CVB Common Stock because the Plan can combine odd lots and small numbers of shares into larger blocks to be sold, and thereby take advantage of lower brokerage costs that might not otherwise be available to individual Participants in the sale of their share s.  No shares will be sold between the fourth business day prior to a dividend record date and the following dividend payment date.

19.

What happens to any fractional interest when a Participant withdraws all shares from the Plan?  Any fractional interest withdrawn will be liquidated and a cash payment made promptly from the proceeds thereof less brokerage commissions and transfer taxes, if any.  The net sales proceeds for any fractional interest together with certificates for whole shares will be mailed directly to the withdrawing Participant by the Agent.

20.

What happens to a Participant’s Plan account if all shares in the Participant’s own name are transferred or sold?  If you dispose of all shares of CVB Common Stock registered in your own name, the Agent will, unless you also withdraw or sell all shares held in your account under the Plan, continue to reinvest the dividends on the shares held in your Plan account.

Federal Income Tax Consequences

21.

What are the Federal income tax consequences of Participation in the Plan?  The Plan does not offer a discount for purchases of CVB Common Stock with reinvested dividends.  In the absence of a discount feature, the Internal Revenue Service has ruled that shareholders participating in dividend reinvestment plans are treated for federal income tax purposes as having received the full amount of the cash distribution that was payable, even though the shareholder received no cash, but instead received credit for stock of equivalent value.

To the extent distributions by CVB to its shareholders are treated as made from CVB earnings and profits, the distributions will be dividends taxable as ordinary income.  At the present time, CVB expects to have sufficient earnings and profits such that participating shareholders can expect that the full amount of any distribution under the Plan will be taxable as a dividend.

The full amount of dividends reinvested will be eligible, in the case of corporate shareholders, for the dividends-received deduction available under the Internal Revenue Code.

In the case of foreign shareholders whose taxable income under the Plan is subject to federal income tax withholding and in the case of any shareholders as to whom federal income tax withholding on dividends is required, CVB will make dividend reinvestment net of the amount of tax required to be withheld.

The tax basis of any shares acquired through the Plan will be the purchase price on the applicable purchase date.  The holding period for shares acquired through the Plan will begin on the day after the purchase date.

Participants should consult their own tax advisors as to the tax consequences of Plan transactions.  Certain tax information will be provided to Participants by the Agent as described in No. 15 above.

Other Information

22.

What happens if CVB has a CVB Common Stock rights offering, issues a stock dividend or declares a stock split?  Participation in any rights offering will be based upon both the shares registered in Participant’s names and the shares (including fractional interests) credited to Participants’ Plan accounts.  Any stock dividend or share resulting from stock splits with respect to full shares and fractional interests credited to Participant’s accounts will be added to their accounts.  Any securities other than CVB Common Stock or rights to subscribe for securities other than CVB Common Stock received in respect of the shares held in the accounts of Participants will be distributed by the Agent to the Participants and will not become part of the Plan.

23.

How will a Participant’s Plan shares be voted at a meeting of shareholders?  All shares of CVB Common Stock credited to your account under the Plan will be voted as you direct.  If on the record date for a meeting of shareholders there are shares credited to your account under the Plan, you will be sent the proxy material for such meeting.  When you return an executed proxy, it will be voted with respect to all shares credited to you.  Or, if you elect, you may direct the vote of all such shares in person at the shareholder’s meeting.

24.

What procedures should be followed to sell or pledge shares held in the Plan?  A Participant who wishes to sell or pledge shares credited to his account must request the withdrawal of such shares as described in No. 18 above.

25.

What is the responsibility of the Agent?  The Agent receives the Participant’s dividend payments, invests such amounts in additional shares of CVB Common Stock, maintains continuing records of each Participant’s account, and advises Participants as to all transactions in and the status of their accounts.  The Agent acts in the capacity of agent for the Participants.

All notices from the Agent to a Participant will be addressed to the Participant at his last address of record with the Agent.  The mailing of a notice to a Participant’s last address of record will satisfy the Agent’s duty of giving notice to such Participant.  Therefore, Participants must promptly notify the Agent of any change of address.

Neither the Agent, the Participant’s nominee or nominees, nor CVB shall have any responsibility for acts taken or omitted in connection with the Plan including, without limitation, any claim for liability arising out of failure to terminate a Participant’s account upon such Participant’s death or adjudicated incompetency prior to receipt of notice in writing of such death or adjudicated incompetency, nor shall they have any duties, responsibilities or liabilities except such as are expressly set forth in the Plan.

The Agent had no responsibility with respect to the preparation or content of this Prospectus.

The Participant should recognize that neither CVB nor the Agent can provide any assurance that shares purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

All transactions in connection with the Plan, including the optional cash payments feature, shall be governed by the laws of the Commonwealth of Virginia.

26.

May the Plan be changed or discontinued?  While CVB hopes to continue a dividend reinvestment and stock purchase plan indefinitely, the Board of Directors of CVB reserves the right to suspend or terminate the Plan at any time.  It also reserves the right to make modifications to the Plan.  Participants will be notified of any such suspension, termination or modification.  CVB also may adopt reasonable procedures for the administration of the Plan.

USE OF PROCEEDS

CVB does not know either the number of shares of CVB Common Stock that ultimately will be purchased under the Plan or the prices at which shares will be sold.  The net proceeds from the sale of the CVB Common Stock offered pursuant to the Plan will be added to the general funds of CVB and used for general corporate purposes.

INDEMNIFICATION

The Articles of Incorporation of the Company, as well as the statutes of the Commonwealth of Virginia, contain provisions providing for the indemnification of the directors and officers of the Company against certain liabilities, including liabilities arising under the Securities Act of 1933.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

EXPERTS

The consolidated financial statements included in CVB’s 2003 Annual Report on Form 10-KSB, incorporated herein by reference, have been audited by Mitchell Wiggins & Company, independent certified public accountants, as stated in their report included in such Annual Report, and have been incorporated herein by reference in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

Documents incorporated herein by reference in the future will include financial statements, related schedules (if required) and auditors’ reports, which financial statements and schedules will have been audited to the extent and for the periods set forth in such reports by the firm or firms rendering such reports, and, to the extent so audited and consent to incorporation by reference is given, will be incorporated herein by reference in reliance upon such reports given upon the authority of such firm or firms as experts in accounting and auditing.

LEGAL OPINION

Williams Mullen, counsel to CVB, will pass upon the validity of the shares of CVB Common Stock to be issued by CVB pursuant to the Plan.

No person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by CVB. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of CVB since the date hereof.  This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

Table of Contents

      Page

Statement of Available Information

3

Incorporation of Certain Documents

   by Reference

3

Description of the Plan

Purpose and Advantages

5

Participation

5

Administration

6

Costs

6

Purchase of Shares

6

Reports to Participants

7

Dividends

8

Discontinuation of Dividend

  Reinvestment

8

Withdrawal of Shares in Plan

  Accounts

8

Federal Income Tax Consequences

9

Other Information

9

Use of Proceeds

10

Indemnification

10

Experts

10

Legal Opinion

11

[LOGO] DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN 441,000 Shares Common Stock ($1.25 Par Value) __________________ PROSPECTUS __________________ Dated January 21, 2005